December 29, 2006

Mr. William M. Wells
Chief Financial Officer
Bunge Limited
50 Main Street
White Plains, New York 10606
USA

> **Re:** **Bunge Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **Form 10-Q for Fiscal Quarters Ended June 30, 2006 and September 30, 2006**
> **Filed August 9, 2006 and November 9, 2006**
> **Response Letter Dated December 6, 2006**
> **File No. 001-16625**

Dear Mr. William M. Wells:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 5 Other Current Assets, page F-18

1. We note your response to our prior comment number 10. Please monitor your requirement to provide separate disclosure on the fact of your Income Statement in accordance with the guidance Rule 5-03(b) of Regulation S-X. Otherwise, please provide separate quantitative disclosure in either your MD&A or the notes to the

financial statements to facilitate investor understanding of the amounts associated
with interest income that are reflected as a component of your revenues.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions
regarding comments on the financial statements. Please contact me at (202) 551-3683
with any other questions.

Sincerely,

Jill S. Davis
Branch Chief